UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cambridge Heart, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

131910101

(CUSIP Number)

Michelle L. Basil, Esq., Nutter, McClennen & Fish LLP

155 Seaport Blvd, Boston, MA 02210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131910101	SCHEDULE 13D	Page 2 of 7 Pages

(1)	Names of reporting persons Jeffrey Wiggins
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 33,333
(8) Shared voting power: 6,585,367
(9) Sole dispositive power: 33,333
(10) Shared dispositive power: 6,585,367

(11)	Aggregate amount beneficially owned by each reporting person: 6,618,700
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row 11: 9.25%
(14)	Type of reporting person (see instructions): IN

CUSIP No. 131910101	SCHEDULE 13D	Page 3 of 7 Pages

(1)	Names of reporting persons Jeffrey Wiggins Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization California

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 6,585,367
(9) Sole dispositive power: 0
(10) Shared dispositive power: 6,585,367

(11)	Aggregate amount beneficially owned by each reporting person: 6,585,367
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row 11: 9.21%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 131910101	SCHEDULE 13D	Page 4 of 7 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value (the “Common Stock”), of Cambridge Heart, Inc., a Delaware corporation (the “Company”). The Company’s principal executive office is 100 Ames Pond Drive, Tewksbury, Massachusetts 01876.

Item 2.	Identity and Background.

(a) This Schedule is filed by Jeffrey Wiggins and the Jeffrey Wiggins Trust (the “Trust,” and collectively, the “Reporting Persons”).

(b) The address of each of the Reporting Persons is 350 Collingwood Street, San Francisco, California 94114.

(c) Jeffrey Wiggins is retired. Mr. Wiggins currently serves as a member of the board of directors of the Company. Mr. Wiggins is the sole trustee of the Trust.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Wiggins is a U.S. citizen. The Trust is formed under the laws of the State of California.

Item 3.	Source and Amount of Funds or Other Consideration.

The purchase of the Series D Convertible Preferred Stock described in Item 4, for an aggregate purchase price of $300,000, was funded through the personal funds of the Reporting Persons.

Item 4.	Purpose of Transaction.

On December 23, 2009, the Reporting Persons acquired shares of Series D Convertible Preferred Stock of the Company and certain warrants to purchase Common Stock pursuant to that certain Securities Purchase Agreement, by and between the Company and certain institutional and private investors, dated as of December 23, 2009 (the “SPA”). Pursuant to the SPA, the Reporting Persons acquired (i) 300 shares of Series D Convertible Preferred Stock, at a per share purchase price of $1,000, which shares are convertible into 3,658,537 shares of Common Stock, (ii) a warrant to purchase 1,829,269 shares of Common Stock at an exercise price of $0.107 that expires on December 23, 2010, and (iii) a warrant to purchase 1,097,561 shares of Common Stock at an exercise price of $0.142 that expires on December 23, 2014. The Series D Convertible Preferred Stock of the Company has the rights and preferences set forth in the Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of the Company, which was filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on December 30, 2009.

CUSIP No. 131910101	SCHEDULE 13D	Page 5 of 7 Pages

All of the securities of the Company acquired by the Reporting Persons were acquired and are being held for investment purposes. The Reporting Persons do not have any specific control intent, but Mr. Wiggins may be deemed to have the effect of influencing the control of the Company by virtue of his position as a member of the Board of Directors of the Company.

The Reporting Persons in their capacity as shareholders of the Company do not have any present plan to engage in or plan for their engagement in:

(1) the acquisition of additional securities of the Company, or the disposition of securities of the Company;

(2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

(3) a sale or transfer of a material amount of assets of the Company;

(4) steps designed to result in changes in the present board of directors or management of the Company;

(5) any material change in the present capitalization or dividend policy of the Company;

(6) any other material change in the Company’s business or corporate structure;

(7) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(8) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(9) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10) any action similar to those enumerated above.

Mr. Wiggins, however, may in the future be deemed to have engaged in the above listed activities solely by virtue of his position as a member of the Board of Directors should the Board of Directors determine to engage in such activities.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As of the date hereof, the Reporting Persons may be deemed to beneficially own 6,585,367 shares of Common Stock, consisting of 33,333 shares of Common Stock issuable upon the exercise of stock options, 3,658,537 shares of Common Stock issuable upon conversion of Series D Convertible Preferred Stock and 2,926,830 shares of Common Stock issuable upon

CUSIP No. 131910101	SCHEDULE 13D	Page 6 of 7 Pages

exercise of warrants to purchase Common Stock. The shares beneficially owned by the Reporting Persons represent approximately 9.25% of the issued and outstanding shares of Common Stock of the Company. Each of the Reporting persons will have the shared power to vote or direct the vote, and shared power to dispose of or direct the disposition of these shares of Common Stock of the Company.

(c) See the description of the acquisition of shares of Series D Convertible Preferred Stock and certain warrants to purchase Common Stock contained in Item 4 of this Schedule 13D.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it individually.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

EXHIBIT	DESCRIPTION

1	Securities Purchase Agreement, dated as of December 23, 2009, by and among the Company and the signatories thereto, is incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8- K filed on December 30, 2009.

2	Form of Short-Term Warrant to purchase shares of common stock of the Company issued on December 23, 2009 in connection with the sale of the Series D Convertible Preferred Stock, is incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on December 30, 2009.

3	Form of Long-Term Warrant to purchase shares of common stock of the Company issued on December 23, 2009 in connection with the sale of the Series D Convertible Preferred Stock, is incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on December 30, 2009.

CUSIP No. 131910101	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: January 4, 2010

Jeffrey Wiggins Trust

By:	/S/ JEFFREY WIGGINS
Name:	Jeffrey Wiggins
Title:	Trustee

/S/ JEFFREY WIGGINS
Jeffrey Wiggins